SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hyperscale Data, Inc.

(Name of Subject Company (Issuer))

Hyperscale Data, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

09175M804

(CUSIP Number of Class of Securities)

Henry Nisser

President and General Counsel

Hyperscale Data, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

Telephone: (949) 444-5464

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Spencer G. Feldman, Esq.

Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas, 15th Floor
New York, New York 10019
Tel: (212) 451-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2026, by Hyperscale Data, Inc., a Delaware corporation (“Ault” or the “Company”) (“Amendment No. 1”, together with the Original Schedule TO, the “Schedule TO”). The tender offer is subject to the conditions set forth in the Offer to Purchase, dated May 26, 2026 (the “Offer to Purchase”). The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchaser and the related tender offer documents.

ITEM 1 THROUGH 11.

The second paragraph of Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”, is hereby amended and restated in its entirety as follows:

“As of May 26, 2026, our directors and executive officers as a group (8 persons) beneficially owned an aggregate of 377,046,386 shares, which includes shares of Class A common stock issuable upon the conversion of Class B common stock and certain classes of Preferred Stock as further described in the table below, representing 52.11% of the total number of outstanding shares.”

The subsection “Agreements and Arrangements” of Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”, is hereby amended to include the following paragraphs:

“Class A Warrants. On December 30, 2021, we issued to certain sophisticated investors (i) five-year warrants to purchase an aggregate of 14,095,350 shares of Class A common stock at an exercise price of $656,250, subject to adjustment and (ii) five-year warrants to purchase an aggregate of 1,942,508 shares of Class A common stock, at an exercise price of $656,250, subject to adjustment.

November 2022 Warrants. On November 7, 2022 we issued to JGB Capital, LP, JGB Partners, LP and JGB (Cayman) Buckeye Ltd (i) four-year warrants to purchase an aggregate of 4,533,333 shares of Class A common stock at an exercise price of $118,125 per share, subject to adjustment; and (ii) four-year warrants to purchase an aggregate of 4,533,333 shares of Common Stock at an exercise price of $196,875 per share, subject to adjustment.

October 2023 Warrants. On October 13, 2023, we issued to Ault & Company, Inc. (“Ault & Company”) warrants (the “October 2023 Warrants”) to purchase shares of the Company’s Class A common stock for a total purchase price of up to $17,519,832. The exercise price of the October 2023 Warrants is $160.7375, subject to adjustment, which represented 110% of the closing price of the Class A common stock on the closing date.

Series C Preferred Stock Purchase Agreement. In December 2024, pursuant to a securities purchase agreement, dated November 3, 2023 (the “November 2023 SPA”), between the Company and Ault & Company, we sold an aggregate of 3,020 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 25,509 shares of Class A common stock at an exercise price of $118.3875 per share, subject to adjustment, to Ault & Company, for an aggregate purchase price of $3.0 million. As of the date of this Amendment No. 1, Ault & Company has purchased an aggregate of 50,000 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 422,337 shares of Class A common stock, for an aggregate purchase price of $50.0 million.

Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.10 per share, and (ii) the lesser of 105% of the volume weighted average price of the Class A common stock during the ten trading days immediately prior to (A) the trading day immediately preceding the execution date of the November 2023 SPA or (B) the date of conversion into shares of Class A common stock. The conversion price of the Series C Convertible Preferred Stock, which is subject to adjustment in the event of an issuance of Class A common stock at a price per share lower than the conversion price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events, is $0.144 per share. The holders of Series C Convertible Preferred Stock are entitled to cumulative cash dividends at an annual rate of 9.5%, or $95.00 per share, based on the stated value per share. Dividends shall accrue for 10 years from the date of issuance of such shares of Series C Convertible Preferred Stock and are payable monthly in arrears. For the first two years, we may elect to pay the dividend amount in shares of Class A common stock rather than cash. The holders of the Series C Convertible Preferred Stock are entitled to vote with the Class A common stock as a single class on an as-converted basis.

Series G Preferred Stock Purchase Agreement. On December 21, 2024, we entered into a securities purchase agreement (the “December 2024 SPA”) with Ault & Company, pursuant to which we agreed to sell to Ault & Company, in one or more closings, up to 25,000 shares of Series G convertible preferred stock (“Series G Convertible Preferred Stock”) and warrants to purchase up to 4.2 million shares of Class A common stock at an exercise price of $5.9180 per share, subject to adjustment (the “Series G Warrants”) for a total purchase price of up to $25.0 million. The December 2024 SPA provides that the financing may be conducted through one or more closings. Through the date of this Amendment No. 1, pursuant to the December 2024 SPA, we have sold to Ault & Company 960 shares of Series G Convertible Preferred Stock and Series G Warrants to purchase 162,217 shares of Class A common stock, for a purchase price of $1.0 million.

Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.10 per share, and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A common stock during the ten trading days immediately prior to the date of conversion. The conversion price of the Series G Convertible Preferred Stock, which is subject to adjustment in the event of an issuance of Class A common stock at a price per share lower than the conversion price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events, is $0.144 per share. The holders of Series G Convertible Preferred Stock are entitled to cumulative cash dividends at an annual rate of 9.5%, or $95.00 per share, based on the stated value per share. Dividends shall accrue for 10 years from the date of issuance of such shares of Series G Convertible Preferred Stock and are payable monthly in arrears. For the first two years, we may elect to pay the dividend amount in shares of Class A common stock rather than cash. The holders of the Series G Convertible Preferred Stock are entitled to vote with the Class A common stock as a single class on an as-converted basis.

SJC Exchange Agreement. On March 21, 2025, we entered into an exchange agreement pursuant to which we issued to SJC Lending, LLC a convertible note in the amount of $4.9 million in exchange for the cancellation of (i) a term note issued by us on January 14, 2025, with outstanding principal and accrued but unpaid interest of $2.6 million, (ii) a promissory note issued by us on March 7, 2025, with outstanding principal and accrued but unpaid interest of $0.5 million, (iii) a promissory note issued by us on March 12, 2025, with outstanding principal and accrued but unpaid interest of $1.5 million, and (iv) a promissory note issued by us on March 13, 2025, with outstanding principal and accrued but unpaid interest of $0.3 million. The convertible note issued pursuant to the exchange agreement matured on December 31, 2025.

Series B Preferred Stock Purchase Agreement. On March 31, 2025, we entered into a securities purchase agreement (the “March 2025 SPA”) with an institutional investor pursuant to which we agreed to sell up to 50,000 shares of Series B Convertible Preferred Stock (“Series B Convertible Preferred Stock”) for a total purchase price of up to $50.0 million. The March 2025 SPA provides that the transaction shall be conducted through 49 separate tranche closings, provided, however, that the investor has the ability, exercisable in its sole discretion, to purchase any number of shares of Series B Convertible Preferred Stock prior to the dates of the tranche closings provided for in the March 2025 SPA. The initial tranche closing occurred on May 21, 2025, which consisted of the sale and issuance to the investor of 2,000 shares of Series B Convertible Preferred Stock for an aggregate of $2.0 million. The investor has purchased an additional 30,414 shares of Series B Convertible Preferred Stock through the date of this prospectus. Of such 32,414 shares of Series B Convertible Preferred Stock, the investor has converted approximately 29,506.22 shares of Series B Convertible Preferred Stock into 50.3 million shares of Class A common stock as of the date of this Amendment No. 1. Pursuant to the March 2025 SPA, provided certain closing conditions have been met, the investor shall purchase up to an aggregate of 4,800 shares of Series B Convertible Preferred Stock, with the investor being required to purchase 100 shares per month. As of the date of this Amendment No. 1, purchases by the investor have not been made in accordance with the contractual monthly purchase schedule set forth in the March 2025 SPA. The Company continues to assess the status of the arrangement and its rights thereunder.

Each share of Series B Convertible Preferred Stock has a stated value of $1,000 and is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.40 per share, which floor price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 75% of the lowest VWAP (as defined in the note) of our Class A common stock on any trading day during the five trading days immediately prior to the date of conversion into shares of Class A common stock, but not greater than $10.00 per share (the “Maximum Price”), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions.

The holders of Series B Convertible Preferred Stock are entitled to cumulative cash dividends at an annual rate of 15%, or $150 per share, based on the stated value per share. Dividends shall accrue for as long as any shares of Series B Convertible Preferred Stock remain issued and outstanding and are payable monthly in arrears. For the first two years, we may elect to pay the dividend amount in additional shares of Series B Convertible Preferred Stock rather than cash. The holders of the Series B Convertible Preferred Stock are entitled to vote with the Class A common stock as a single class on an as-converted basis.

Series H Convertible Preferred Stock Purchase Agreement. On July 31, 2025, we entered into a securities purchase agreement (the “July 2025 SPA”) with Ault & Company, pursuant to which we agreed to sell to Ault & Company, in one or more closings, up to 100,000 shares of Series H convertible preferred stock (“Series H Convertible Preferred Stock”) for a total purchase price of up to $100 million. On November 7, 2025, we and Ault & Company entered into an amendment to the July 2025 SPA to extend its termination date. Under the amendment, the termination date will be extended to the later of (i) one year after we have a sufficient number of authorized shares of Common Stock to satisfy all conversion and share-reserve requirements under the July 2025 SPA or (ii) December 31, 2027. Through the date of this Amendment No. 1, pursuant to the July 2025 SPA, we have sold 4,000 shares of Series H Convertible Preferred Stock to Ault & Company.

Each share of Series H Convertible Preferred Stock has a stated value of $1,000 and is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.10 per share, and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume-weighted average price of the Class A common stock during the ten trading days immediately prior to the date of conversion. The conversion price of the Series H Convertible Preferred Stock, which is subject to adjustment in the event of an issuance of Class A common stock at a price per share lower than the conversion price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events, is $0.144 per share. The holders of Series H Convertible Preferred Stock are entitled to cumulative cash dividends at an annual rate of 9.5%, or $95.00 per share, based on the stated value per share. Dividends shall accrue for 10 years from the date of issuance of such shares of Series H Convertible Preferred Stock and are payable monthly in arrears. For the first two years, we may elect to pay the dividend amount in shares of Class A common stock rather than cash. The holders of the Series H Convertible Preferred Stock are entitled to vote with the Class A common stock as a single class on an as-converted basis.

JGB Convertible Notes. On December 2, 2025, we issued to JGB Capital, LP, JGB Partners, LP and JGB Capital Offshore Ltd. (collectively, “JGB”) secured convertible promissory notes in the aggregate principal face amount of $12,768,000 (the “Convertible Notes”) in consideration for an aggregate of $12,000,000 paid to the Company.  The Convertible Notes bear interest at 12.5% per annum, mature on December 2, 2027 and are convertible into shares of Class A common stock (the “Conversion Shares”), at a conversion price equal to the lower of (i) $0.3235 per share and (ii) 85% of the lowest daily volume-weighted average price during the three (3) trading days immediately preceding and including the applicable conversion date, but not less than $0.30 per share (the “Floor Price”). Consequently, we may be required to issue up to an aggregate of 43,011,836 Conversion Shares upon conversion of the Convertible Notes (assuming that the Convertible Notes, plus all potential accrued interest, are converted at the Floor Price, to the Selling Stockholders in connection with the conversion of the Convertible Notes).

ATM Agreements. On December 19, 2025, we entered into an At-the-Market Issuance Sales Agreement with Spartan Capital Securities, LLC (“Spartan”), as sales agent to sell shares of our Class A common stock, having an aggregate offering price of up to $50 million from time to time, through an “at the market offering” (the “ATM Offering”) as defined in Rule 415 under the Securities Act. On December 19, 2025, we filed a prospectus supplement with the SEC relating to the offer and sale of up to $50 million of Class A common stock in the ATM Offering. On January 16, 2026, we amended the At-the-Market Issuance Sales Agreement and filed a prospectus supplement to indicate that Spartan will serve as the lead sales agent and to add Wilson-Davis & Co., Inc. (“Wilson Davis”) as an additional sales agent.

Through May 20, 2026, we have sold 137,623,885 million shares of our Class A common stock under the ATM Offering for gross proceeds of approximately $24.7 million.

On February 13, 2026, we entered into an At-the-Market Issuance Sales Agreement with Wilson Davis, as sales agent to sell shares of our 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share (the “Series D Preferred”), having an aggregate offering price of up to $35.4 million from time to time, through an “at the market offering” (the “Series Preferred D ATM Offering”) as defined in Rule 415 under the Securities Act. On February 13, 2026, we filed a prospectus supplement with the SEC relating to the offer and sale of up to $35.4 million of Series D Preferred in the Series D Preferred ATM Offering.”

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2026 (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).
(a)(5)(A)	Press Release dated May 15, 2026 (incorporated herein by reference to the Company's Schedule TO-C filed on May 15, 2026).
(a)(5)(B)	Press Release dated May 26, 2026 (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).
(b)	Not Applicable.
(d)(1)	2021 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed on July 6, 2021 as Appendix B thereto).
(d)(2)	2022 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed on September 23, 2022 as Annex B thereto).

Exhibit Number	Description

(d)(3)	Form of Class A Warrant, dated December 29, 2021 (incorporated by reference to the Current Report on Form 8-K filed on January 3, 2022 as Exhibit 4.2 thereto).
(d)(4)	Form of Class B Warrant, dated December 29, 2021 (incorporated by reference to the Current Report on Form 8-K filed on January 3, 2022 as Exhibit 4.3 thereto).
(d)(4)	Form of Class A Warrant (incorporated by reference to the Current Report on Form 8-K filed on November 8, 2022 as Exhibit 4.1 thereto.
(d)(5)	Form of Class B Warrant. Incorporated by reference to the Current Report on Form 8-K filed on November 8, 2022 as Exhibit 4.2 thereto.
(d)(6)	Form of Warrant issued October 13, 2023 (incorporated by reference to the Current Report on Form 8-K filed on October 16, 2023 as Exhibit 4.2 thereto).
(d)(7)	Securities Purchase Agreement, dated November 3, 2023, with Ault & Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed on November 7, 2023 as Exhibit 10.1 thereto).
(d)(8)	Form of Series C Warrant (incorporated by reference to the Current Report on Form 8-K filed on November 7, 2023 as Exhibit 10.2 thereto).
(d)(9)	Securities Purchase Agreement, dated as of December 21, 2024, by and between the Company and Ault & Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed on December 23, 2024 as Exhibit 10.1 thereto).
(d)(10)	Form of Series G Warrant (incorporated by reference to the Current Report on Form 8-K filed on December 23, 2024 as Exhibit 10.2 thereto).
(d)(11)	Exchange Agreement, dated March 21, 2025, by and between the Company and SJC Lending LLC (incorporated by reference to the Current Report on Form 8-K filed on March 24, 2025 as Exhibit 10.1 thereto).
(d)(12)	Form of Convertible Promissory Note (incorporated by reference to the Current Report on Form 8-K filed on March 24, 2025 as Exhibit 4.1 thereto).
(d)(13)	Form of Note Purchase Agreement, dated December 2, 2025 (incorporated by reference to the Current Report on Form 8-K filed on December 2, 2025 as Exhibit 10.2 thereto).
(d)(14)	Form of Convertible Promissory Note, dated December 2, 2025 (incorporated by reference to the Current Report on Form 8-K filed on December 2, 2025 as Exhibit 4.1 thereto).
(d)(15)	2025 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed on December 4, 2025 as Annex B thereto).
(d)(16)	Amended and Restated At-the-Market Issuance Sales Agreement, dated January 16, 2026, with Spartan Capital Securities, LLC and Wilson-Davis & Co., Inc. (incorporated by reference to the Current Report on Form 8-K filed on January 16, 2026 as Exhibit 10.1 thereto).
(d)(17)	At-the-Market Issuance Sales Agreement, dated February 13, 2026, with Spartan Capital Securities, LLC (incorporated by reference to the Current Report on Form 8-K filed on February 13, 2026 as Exhibit 10.1 thereto).
(d)(18)	Securities Purchase Agreement, dated March 31, 2025 (incorporated by reference to the Current Report on Form 8-K filed on April 1, 2025 as Exhibit 10.1 thereto).
(d)(19)	Securities Purchase Agreement, dated July 31, 2025, between the Company and Ault & Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed on August 1, 2025 as Exhibit 10.1 thereto).
(d)(20)	Amendment to the Securities Purchase Agreement dated July 31, 2025, by and between Hyperscale Data, Inc. and Ault & Company, Inc., dated November 7, 2025 (incorporated by reference to the Current Report on Form 8-K filed on November 7, 2025 as Exhibit 10.1 thereto).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on May 26, 2026).

________________________

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYPERSCALE DATA, INC.

Dated: May 29, 2026	By:	/s/ Henry Nisser
		Name:	Henry Nisser
		Title:	President and General Counsel